SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Joseph S. Freedman
Brookfield Asset Management, Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J 2T3
Telephone: (416) 956-5182
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 9, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Brookfield Retail Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock, representing 28.4% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 3 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Brookfield Retail Holdings II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock, representing 28.4% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 4 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Brookfield Retail Holdings III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock, representing 28.4% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 5 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Brookfield Retail Holdings IV-A LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

8,542,736*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,542,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

8,542,736*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%*
14	TYPE OF REPORTING PERSON

OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 6 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Brookfield Retail Holdings IV-B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

17,051,016*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

17,051,016*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

17,051,016*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%*
14	TYPE OF REPORTING PERSON

OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 7 of 31 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Brookfield Retail Holdings IV-C LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

5,712,453*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,712,453*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

5,712,453*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%*
14	TYPE OF REPORTING PERSON

OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 8 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Retail Holdings IV-D LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

5,712,453*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,712,453*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

5,712,453*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%*
14	TYPE OF REPORTING PERSON

OO
*  The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 9 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Retail Holdings V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

19,223,975*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,223,975*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

19,223,975*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%*
14	TYPE OF REPORTING PERSON

PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 10 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

344,247,486*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

344,247,486*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

344,247,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6%*
14	TYPE OF REPORTING PERSON

CO
* See Item 5.

CUSIP No. 370023103	Page 11 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Trilon Bancorp Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

CO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 12 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 13 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Private Funds Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

CO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 14 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Retail Split LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

288,416,030*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

PN
* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock, representing 28.4% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 15 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brascan Asset Management Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

344,247,486*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

344,247,486*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

344,247,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6%*
14	TYPE OF REPORTING PERSON

PN
* See Item 5.

CUSIP No. 370023103	Page 16 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

344,247,486*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

344,247,486*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

344,247,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6%*
14	TYPE OF REPORTING PERSON

CO
* See Item 5.

CUSIP No. 370023103	Page 17 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield US Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

344,247,486*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

344,247,486*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

344,247,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6%*
14	TYPE OF REPORTING PERSON

CO
* See Item 5.

CUSIP No. 370023103	Page 18 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield REP GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

344,247,486*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

344,247,486*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

344,247,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6%*
14	TYPE OF REPORTING PERSON

CO
* See Item 5.

CUSIP No. 370023103	Page 19 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Retail Split II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

113,331,456*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

113,331,456*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

113,331,456*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%*
14	TYPE OF REPORTING PERSON

OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 20 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Brookfield Retail Holdings VI LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

113,331,456*
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

113,331,456*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

113,331,456*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%*
14	TYPE OF REPORTING PERSON

OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 344,247,486 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 39.6% of the shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”) and January 19, 2011 (“Amendment No. 2”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 3 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

In connection with the filing of the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, Brascan Asset Management Holdings Limited (“Brascan”) was inadvertently not included as a Reporting Person. This Amendment No. 3 adds Brascan as a Reporting Person to the Schedule 13D and each Item in the Original 13D, Amendment No. 1 and Amendment No. 2 is hereby deemed applicable to Brascan in addition to the other Reporting Persons.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Trilon Bancorp Inc. (“Trilon Bancorp”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iii) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Trilon Bancorp;

(iv) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(v) Brascan Asset Management Holdings Limited (“Brascan”), a Canadian private entity formed under the Canada Business Corporations Act and a direct wholly-owned subsidiary of Brookfield;

(vi) Brookfield US Holdings Inc. (“US Holdings”), a corporation formed under the laws of the Province of Ontario, a wholly-owned subsidiary of Brascan and an indirect wholly-owned subsidiary of Brookfield;

(vii) Brookfield US Corporation (“US Corp.”), a Delaware corporation, a wholly-owned subsidiary of US Holdings and an indirect wholly-owned subsidiary of Brookfield;

(viii) Brookfield REP GP Inc. (“BRGP”), a Delaware corporation of which US Corp. is the sole shareholder and an indirect wholly-owned subsidiary of Brookfield;

(ix) Brookfield Retail Split LP (“Split LP”), a Delaware limited partnership, of which BRGP is the sole general partner;

(x) Brookfield Retail Holdings LLC (“BRH”) (formerly known as REP Investments LLC), a Delaware limited liability corporation, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiv) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvi) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvii) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xviii) Brookfield Retail Split II LLC (“BR Split II”), a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield, of which BRGP is the sole manager; and

(xvix) Brookfield Retail Holdings VI LLC (“BRH VI”), a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield, of which BR Split II is the sole member and sole manager.

Schedule I to the Original 13D, with respect to Brookfield, Schedule II to the Original 13D, with respect to Trilon Bancorp, Schedule III to the Original 13D, with respect to Brookfield Holdings, Schedule IV to the Original 13D with respect to US Holdings, Schedule V to the Original 13D with respect to US Corp., Schedule VI to the Original 13D with respect to BRGP, Schedule VII to the Original 13D with respect to BRH, Schedule VIII to the Original 13D with respect to BRH II, Schedule IX to the Original 13D with respect to BRH X, Schedule X to the Original 13D with respect to BRH IV-A, Schedule XI to the Original 13D with respect to BRH IV-B, Schedule XII to the Original 13D with respect to BRH IV-C, Schedule XIII to the Original 13D with respect to BRH IV-D, Schedule XIV to the Original 13D with respect to BRH V, Schedule XV to Amendment No. 3 with respect to Brascan, Schedule XVI to Amendment No. 3 with respect to BR Split II and Schedule XVII to Amendment No. 3 with respect to BRH VI set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b)  The principal business address of each of Brookfield, Brascan and Trilon Bancorp is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of Brookfield Holdings, BAM Canada, US Holdings, US Corp., BRGP, Split LP, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V, BR Split II and BRH VI is Three World Financial Center, 200 Vesey Street, New York, NY 10281-1021. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI and Schedule XVII to Amendment No. 3 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.  The principal business of each of Trilon Bancorp, Brascan, Brookfield Holdings, US Holdings and US Corp. is to serve as an investment holding company.  The principal business of BRGP is to serve as general partner of Split LP and the manager of BR Split II.  The principal business of Split LP is to invest in the Company and The Howard Hughes Corporation.  The principal business of BR Split II is to invest in the Company. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below).  The principal activity of each of BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, and BRH V (each, an “Investment Vehicle”) is to serve as a special purpose entity, indirectly wholly-owned by Brookfield, for the purpose of making certain investments in the Company and  The Howard Hughes Corporation.  The principal activity of BRH VI is to serve as a special purpose entity for the purpose of making certain investments in the Company.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI and Schedule XVII to Amendment No. 3 set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI and Schedule XVII to Amendment No. 3 set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include:

For the 39,403,972 shares of Common Stock acquired from Fairholme Fund on January 25, 2011 by BUSI, BUSI paid $15.10 per share, or an aggregate of $594,999,977.20 through the issuance by Brookfield of 18,035,768 shares of Class A Limited Voting Shares of Broookfield to Fairholme Fund.  For the 73,927,484 shares of Common Stock acquired from Fairholme Fund on January 25, 2011 by US Corp., US Corp. paid $15.10 per share, or an aggregate of $1,116,305,008.40, of which $312,225,022.80 was paid through the issuance by Brookfield of 9,464,232 Class A Limited Voting Shares of Brookfield to Fairholme Fund and $804,079,985.60 was paid in cash derived from a loan from Brookfield to US Corp.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

On January 25, 2011, pursuant to the terms of the Share Purchase Agreement, BUSI acquired 39,403,972 shares of Common Stock and US Corp. acquired 73,927,484 shares of Common Stock.

On January 25, 2011, in an internal restructuring among indirect wholly-owned subsidiaries of Brookfield, BUSI and US Corp. each contributed the shares of Common Stock acquired pursuant to the Share Purchase Agreement to BR Split II in exchange for limited liability company interests in BR Split II.  BUSI and US Corp. are the only members of BR Split II.  BR Split II then contributed the 113,331,456 shares of Common Stock contributed to BR Split II by BUSI and US Corp. to Brookfield Retail Holding VI LLC, a Delaware limited liability corporation of which BR Split II is the sole member.  Both contributions were effected at the same valuation for the shares of Common Stock as was paid pursuant to the Share Purchase Agreement.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on January 26, 2011, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 937,011,053  shares of Common Stock reported by the Company as expected to be outstanding following the consummation of the offering described in its prospectus filed pursuant to Rule 424(b)(4) by the Company with the Securities and Exchange Commission on November 17, 2010 plus 19,886,000 shares of Common Stock issued pursuant the underwriters’ over-allotment option to purchase Common Stock, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	75,156,748	18,714,651	9.62%
BRH II	51,572,627	12,842,010	6.64%
BRH III	59,156,823	14,730,538	7.60%
BRH IV-A	6,839,615	1,703,121	0.89%
BRH IV-B (1)	13,651,644	3,399,372	1.78%
BRH IV-C (1)	4,573,591	1,138,862	0.60%
BRH IV-D	4,573,591	1,138,862	0.60%
BRH V	15,391,391	3,832,584	2.00%
Total:	230,916,030	57,500,000	28.43%
(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 230,916,030 shares of Common Stock and Warrants exercisable to purchase 57,500,000 shares of Common Stock, collectively representing 28.4% of the Common Stock.  As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, Trilon Bancorp and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock and Warrants.

Split LP is the non-managing member of BRH.  By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 288,416,030 shares of Common Stock owned by the Investment Vehicles, representing approximately 28.4% of the shares of the Common Stock.  As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock and Warrants.

As of the close of business on January 26, 2011, BRH VI directly held and beneficially owned 113,331,456 shares of Common Stock, representing approximately 11.8% of the shares of Common Stock.  As the manager of BRH VI, BR Split II may be deemed to beneficially all of the shares of Common Stock held by BRH VI, consisting of 113,331,456 shares of Common Stock, representing approximately 11.8% of the shares of Common Stock.  As direct and indirect controlling persons of BR Split II, BRGP, US. Corp., US Holdings, Brascan and Brookfield may be deemed to share with BR Split II beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.”  Accordingly, each of the Reporting Persons may be deemed to beneficially own 344,247,786 shares of Common Stock (which includes the 57,500,000 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 39.6% of the shares of the Common Stock.  Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, (a) beneficial ownership of any shares of Common Stock and Warrants held by each of the other Investment Vehicles and (b) beneficial ownership of any shares of Common Stock held by BRH VI.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons.  Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that either Future Fund or SB beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

Item 5(c) of the Schedule 13D is hereby amended in its entirety as follows:

Other than as described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on January 27, 2011, with respect to the joint filing of this Amendment No. 3 and any amendment or amendments to the Schedule 13D (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 16.

Item 7. Material To Be Filed as Exhibits

Exhibit 16
Joint Filing Agreement, dated as of January 27, 2011, by and among Brookfield Asset Management Inc., Brascan Asset Management Holdings Limited, Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Split II LLC and Brookfield Retail Holdings VI LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2011	BROOKFIELD ASSET MANAGEMENT

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 27, 2011	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	TRILON BANCORP INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL SPLIT LP

By: Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL PREFERRED LLC

By: Brookfield US Corporation, its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD US HOLDINGS INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 27, 2011	BROOKFIELD US CORPORATION

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BROOKFIELD RETAIL SPLIT II LLC

By: Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 27, 2011	BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Dinaz Dadyburjor
Name: Dinaz Dadyburjor
Title: Vice President and Treasurer

SCHEDULE XV

Brascan Asset Management Holdings Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Dinaz Dadyburjor, Director, Vice-President and Treasurer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Operations, Brookfield Asset Management Inc.	Canada

Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield Asset Management Inc.	Canada

Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield Asset Management Inc.	Canada

Jeffrey Haar, Vice-President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal Brookfield Asset Management Inc.	Canada

Cyrus Madon, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield Asset Management Inc.	Canada

SCHEDULE XVI

Brookfield Retail Split II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brett Fox, Director and Vice-President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Office Properties	U.S.A

Barry Blattman, Director and President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A

Derek Gorgi, Director and Treasurer	181 Bay Street, Suite 300 Brookfield Place Toronto, ON M5J 2T3	Vice-President, Finance and Control of Brookfield	Canada

SCHEDULE XVII

Brookfield Retail Holdings VI LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brett Fox, Director and Vice-President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Office Properties	U.S.A

Barry Blattman, Director and President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A

Derek Gorgi, Director and Treasurer	181 Bay Street, Suite 300 Brookfield Place Toronto, ON M5J 2T3	Vice-President, Finance and Control of Brookfield	Canada